NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 5, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 22, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between NYMEX Holdings, Inc. and CME Group, Inc. became effective on August 22, 2008. For each share of Common Stock of NYMEX Holding, Inc. held, holders elected to receive either: (a) $ 36.00 in cash, plus (b) the product of (1) 0.1323 and (2) the average closing sale price of shares of CME Group Class A common stock on the Nasdaq Global Select Market for the period of ten consecutive trading days ending on the second full trading day (anticipated to be August 20, 2008) prior to the effective time of the merger (the 'Average CME Group Share Price'), OR stock consideration consisting of a number of shares of CME Group Class A common stock equal to the cash consideration per share of NYMEX Holdings common stock divided by the Average CME Group Share Price. All elections by NYMEX stockholders are subject to proration as set forth in the merger agreement, as the aggregate cash consideration to be paid in the merger is subject to an approximately $3.4 billion mandatory cash component. NYMEX stockholders who fail to make a timely election or to deliver a properly completely election form by the Election Deadline will receive all cash consideration, subject to proration as set forth in the merger agreement. Cash will be paid in lieu of issuing fractional shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 22, 2008.